UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Advanced Micro Devices, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

007903107
(CUSIP Number)

November 16, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 007903107	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MUBADALA DEVELOPMENT COMPANY PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ Not Applicable. (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable.
	6	SHARED VOTING POWER 49,000,000
	7	SOLE DISPOSITIVE POWER Not applicable.
	8	SHARED DISPOSITIVE POWER 49,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%[1]
12	TYPE OF REPORTING PERSON* CO

SCHEDULE 13G

CUSIP NO. 007903107	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) WEST COAST HITECH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ Not Applicable. (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable.
	6	SHARED VOTING POWER 49,000,000
	7	SOLE DISPOSITIVE POWER Not applicable.
	8	SHARED DISPOSITIVE POWER 49,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%[1]
12	TYPE OF REPORTING PERSON* PN

SCHEDULE 13G

CUSIP NO. 007903107	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) WEST COAST HITECH G.P., LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ Not Applicable. (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable.
	6	SHARED VOTING POWER 49,000,000
	7	SOLE DISPOSITIVE POWER Not applicable.
	8	SHARED DISPOSITIVE POWER 49,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%[1]
12	TYPE OF REPORTING PERSON* CO

_________________________

[1]

The percentage of the class of common stock represented by the shares that are the subject of this statement is based on an aggregate of approximately 603,642,636 shares of common stock outstanding as of the date hereof, calculated by adding (i) the 554,642,636 shares of common stock of the issuer outstanding as of November 1, 2007, as reported in the issuer’s Registration Statement on Form S-3 (the “Registration Statement”), filed with the Commission on November 15, 2007, and (ii) the 49,000,000 shares of common stock issued to the filer by the issuer by means of the Registration Statement.

SCHEDULE 13G

CUSIP NO. 007903107	Page 5 of 13 Pages

Item 1 (a)	Name of Issuer:

Advanced Micro Devices, Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices:

One AMD Place, P.O. Box 3453, Sunnyvale, CA 94088-3453.

Item 2 (a)	Name of Person Filing:
(1)	Mubadala Development Company PJSC.
(2)	West Coast Hitech L.P.
(3)	West Coast Hitech G.P., Ltd.
Item 2 (b)	Address of Principal Business Office:

The address of the principal business office of each filing person is:

(1)	P.O. Box 45005, Abu Dhabi, United Arab Emirates.
(2)	P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
(3)	P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
Item 2 (c)	Citizenship:
(1)	The Emirate of Abu Dhabi, United Arab Emirates.
(2)	Cayman Islands.

(3) Cayman Islands.

Item 2 (d)	Title of Class of Securities:

Common Stock, par value $0.01 per share.

Item 2 (e)	CUSIP Number:

007903107

Item 3	Not applicable.
Item 4	Ownership:

49,000,000 shares are held as of record by West Coast Hitech, L.P., a Cayman Islands limited partnership of which West Coast Hitech G.P.,

SCHEDULE 13G

CUSIP NO. 007903107	Page 6 of 13 Pages

Ltd., a Cayman Islands corporation and wholly-owned subsidiary of Mubadala Development Company PJSC is the general partner. Mubadala Development Company PJSC, a public joint stock company incorporated in the Emirate of Abu Dhabi, United Arab Emirates, is wholly-owned by the Government of the Emirate of Abu Dhabi.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO. 007903107	Page 7 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MUBADALA DEVELOPMENT
COMPANY PJSC

Dated: November 26, 2007	By:	/s/ Samak L. Azar
		Name:	Samak L. Azar
		Title:	Attorney-in-Fact

SCHEDULE 13G

CUSIP NO. 007903107	Page 8 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEST COAST HITECH L.P., by its general
partner, WEST COAST HITECH G.P., LTD.

Dated: November 26, 2007	By:	/s/ Samak L. Azar
		Name:	Samak L. Azar
		Title:	Attorney-in-Fact

SCHEDULE 13G

CUSIP NO. 007903107	Page 9 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEST COAST HITECH G.P., LTD.

Dated: November 26, 2007	By:	/s/ Samak L. Azar
		Name:	Samak L. Azar
		Title:	Attorney-in-Fact

SCHEDULE 13G

CUSIP NO. 007903107	Page 10 of 13 Pages

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended, each of the undersigned agrees that the statement on Schedule 13G filed herewith shall be filed on behalf of each of the undersigned.

MUBADALA DEVELOPMENT
COMPANY PJSC

Dated: November 26, 2007	By:	/s/ Samak L. Azar
		Name:	Samak L. Azar
		Title:	Attorney-in-Fact

SCHEDULE 13G

CUSIP NO. 007903107	Page 11 of 13 Pages

WEST COAST HITECH L.P., by its general
partner, WEST COAST HITECH G.P., LTD.

Dated: November 26, 2007	By:	/s/ Samak L. Azar
		Name:	Samak L. Azar
		Title:	Attorney-in-Fact

SCHEDULE 13G

CUSIP NO. 007903107	Page 12 of 13 Pages

WEST COAST HITECH G.P.

Dated: November 26, 2007	By:	/s/ Samak L. Azar
		Name:	Samak L. Azar
		Title:	Attorney-in-Fact

SCHEDULE 13G

CUSIP NO. 007903107	Page 13 of 13 Pages

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.2	Power of Attorney, dated November 26, 2007, relating to West Coast Hitech G.P., Ltd.

99.2	Power of Attorney, dated November 26, 2007, relating to West Coast Hitech G.P., Ltd.